**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**December 21, 2017**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**GW Pharmaceuticals plc**

**File No. 001-35892 - CF#35782**

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GW Pharmaceuticals plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on December 4, 2017.

Based on representations by GW Pharmaceuticals plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

|  |  |
|---|---|
| Exhibit 4.81 | through December 4, 2027 |
| Exhibit 4.82 | through December 4, 2027 |
| Exhibit 4.83 | through December 4, 2027 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary